Exhibit 12

Abbott Laboratories
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(dollars in millions except ratio)

Six Months Ended
June 30, 2007
Net Earnings	$1,686
Add (deduct):
Taxes on earnings	407
Capitalized interest cost, net of amortization	(10)
Minority interest	4

Earnings from Operations as adjusted	2,087

Fixed Charges:
Interest on long-term and short-term debt	301
Capitalized interest cost	19
Rental expense representative of an interest factor	36

Total Fixed Charges	356

Total adjusted earnings available for payment of fixed charges	$2,443

Ratio of earnings to fixed charges	6.9

NOTE:  For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting earnings for taxes on earnings; interest expense; capitalized interest cost, net of amortization; minority interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.